

June 11, 2012

Via E-Mail
Mr. Larry A. May
Chief Financial Officer
NeoStem Inc.
420 Lexington Avenue, Suite 450
New York, New York 10170

      Re: **NeoStem Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 20, 2012
             Form 10-Q for the Fiscal Quarter Ended March 31, 2012
             Filed May 11, 2012
             File No. 001-33650

Dear Mr. May:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Note 1. The Company, page 111

1.   We note your disclosure that as part of your plan to focus on capturing the paradigm shift to cell therapies following your January 2011 acquisition of Progenitor Cell Therapy, LLC, you are pursuing strategic alternatives with respect to your 51% interest in Suzhou Eyre Pharmaceutical Company Ltd. ("Eyre") and anticipate you will have monetized your interest in Eyre by the close of 2012. Additionally, due to changes in the regulatory environment in the People Republic of China ("PRC"), you plan to close your Regenerative Medicine business in PRC in 2012. With regard to these businesses, please tell us the following:

- Although in your Form 10-Q filed on May 11, 2012 you present your Regenerative Medicine-China segment as discontinued operations, tell us why you did not present these operations as a discontinued operation at December 31, 2011 in your Form 10-K. Specifically tell us what factors changed during your first quarter 2012 that would enable you to present these operations as discontinued operations at March 31, 2012 but not December 31, 2011;

- You state throughout your Form 10-K for the year ended December 31, 2011 and Form 10-Q for the quarter ended March 31, 2012 that you anticipate exiting the Pharmaceutical Manufacturing-China segment by the close of 2012. Please explain to us in sufficient detail why you believe the results of operations associated with this business segment should not be presented as discontinued operations at either balance sheet date; and

- Tell us how your accounting for and presentation of these two business segments complies with ASC 205-20-45-1 and how you have considered ASC 360-10-45-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining